Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

June 6, 2013

VIA EDGAR

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Griffin-American Healthcare REIT III, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed April 10, 2013
File No. 333-186073

Dear Ms. Gowetski:
On behalf of Griffin-American Healthcare REIT III, Inc. (the “Company”), please find transmitted herewith for filing the Company's Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2013 (Registration No. 333‑186073) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
The Amendment is being filed principally in response to comments of the Commission's staff (the “Staff”) set forth in the Commission's letter dated April 29, 2013. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.
On behalf of the Company, we respond to the specific comments of the Staff as follows:
General

Comment No. 1: We note your response to comment 1 of our comment letter dated February 12, 2013. Please revise your prospectus to clarify that you have elected not to qualify as an emerging growth company as defined by the Jumpstart Our Business Startups Act. Please also revise to clarify, if true, that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) and that the election is irrevocable.

Response: The Company has revised the “Prospectus Summary” section of the Prospectus contained in the Amendment to clarify that the Company has elected not to qualify as an emerging growth company as defined by the Jumpstart Our Business Startups Act and has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of such act.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Ms. Jennifer Gowetski
Securities and Exchange Commission
June 6, 2013

Prospectus Cover Page

Comment No. 2: We note your response to comment 13 of our comment letter dated February 12, 2013 and your revision to the prospectus summary. However, we continue to believe that you should revise to include a brief cover page risk factor that you may not terminate or elect to renew the management agreement even in the event of poor performance without having to pay substantial termination fees. Due to space limitations on the cover, please consider combining similar risk factors on the cover, as appropriate.

Response: The Company submits that Section 19 of the form of Advisory Agreement attached as Exhibit 10.2 to Pre-effective Amendment No. 1 to the Registration Statement, as filed with the Commission on April 10, 2013, provides that after the expiration or termination of the agreement, the advisor shall not be entitled to compensation for further services except for acquisition fees with respect to services performed prior to the termination and unpaid reimbursements of expenses and all earned but unpaid fees payable to the Advisor prior to termination. In addition and as required by Section II.F.3 of the NASAA REIT Guidelines, the Company notes that Section 9.5 of its charter prohibits the company from entering into an Advisory Agreement that contains a termination penalty. In furtherance thereof, the Company submits that an advisor that is terminated or whose advisory agreement is not renewed would only be entitled to certain performance fees after the stockholders have received a 7% cumulative, non-compounded return on their investment in the Company's stock. Because terminated advisors will not receive any incentive fees until the stockholders have received the aforementioned 7% return, it is unlikely that an advisor who was terminated for poor performance would receive such incentive fees. Nevertheless, the Company has revised the cover page of the Prospectus contained in the Amendment to include risk factor disclosure regarding the possibility that such terminated advisor may receive compensation even if the termination is related to poor performance by the advisor.

Questions and Answers About this Offering, page 1

Comment No. 3: We note your responses to comments 8 and 18 of our comment letter dated February 12, 2013. Please revise your disclosure on page 1, and elsewhere as appropriate, to clarify, if true, that you intend to use substantially all of the net proceeds to invest in a diversified portfolio of real estate properties and that you will only originate or acquire real estate-related investments on an infrequent and opportunistic basis.

Response: The Company has revised the Prospectus contained in the Amendment where appropriate to clarify that the Company may make and originate secured loans and other real estate-related investments on an infrequent and opportunistic basis.

Summary, page 5

Comment No. 4: We note your response to comment 14 of our comment letter dated February 12, 2013. However, we continue to believe that the summary should briefly describe any major adverse business developments experienced by your sponsors, including Messrs. Hanson and Prosky. Please revise accordingly. For example only, we note the bankruptcy of Grubb & Ellis Healthcare REIT II Advisor LLC and Grubb & Ellis Equity Advisors.

Response: The Company submits that the “Prospectus Summary” section of the Prospectus contained in the Amendment has been revised to include a separate “Material Adverse Business Developments” subsection under “Prospectus Summary — Prior Investment Programs” to provide a summary of the material adverse business developments that have been experienced by prior programs sponsored by the

Ms. Jennifer Gowetski
Securities and Exchange Commission
June 6, 2013

Company's co-sponsors, as well as a cross-reference to the more expansive disclosure contained in the “Prior Performance Summary” section of the Prospectus. With respect to the Commission's comment regarding the bankruptcy of the former sponsor of Griffin-American Healthcare REIT II, Inc., the Company hereby incorporates by reference the response to Comment No. 6 below, and respectfully believes that such information would not provide investors in the Company with any additional material information regarding the prior performance of the Company's co-sponsors.

Investing and Originating Loans, page 67

Comment No. 5: We note your response to comment 8 of our comment letter dated February 12, 2013. We continue to note your disclosure beginning on page 67 that you are not limited as to the amount of gross offering proceeds that you may use to invest in or originate loans. As a result, please revise to clarify, if true, that, as you will only engage in mortgage investments on an infrequent and opportunistic basis, you have not established a portfolio turnover policy.

Response: As discussed in the response to Comment No. 3 above, the Prospectus contained in the Amendment has been revised where appropriate to clarify that the Company may make and originate secured loans and other real estate-related investments on an infrequent and opportunistic basis. Accordingly, the “Investment Objectives, Strategy and Criteria — Real Estate-Related Investments — Investing In and Originating Loans” section of the Prospectus contained in the Amendment has been revised to disclose that the Company has not established a portfolio turnover policy.

Prior Performance Summary, page 112

Comment No. 6: We note your disclosure on page 112 that, prior to January 7, 2012, neither American Healthcare Investors nor Griffin Capital served as a sponsor of GA Healthcare REIT II and information regarding GA Healthcare REIT II's performance prior to January 7, 2012 is not provided herein. We also note your disclosure on page 83 that Mr. Hanson was CEO of GA Healthcare REIT II since its inception and Mr. Prosky was COO since its inception. Please provide prior performance disclosure in this section as well as applicable prior performance tables relating to GA Healthcare REIT II since inception, including any adverse business developments, explain how American Healthcare Investors and Griffin Capital became the new adviser and dealer manager and describe the Grubb & Ellis bankruptcy and how it impacted GA Healthcare REIT II and other prior programs. We may have further comment.

Response: The Company respectfully notes that Industry Guide 5 refers only to the prior performance information regarding a company's “sponsors.” The Company's sponsors are American Healthcare Investors, LLC and Griffin Capital Corporation. Neither of these sponsors is affiliated with Grubb & Ellis Company, the former sponsor of Griffin-American Healthcare REIT II, Inc. Furthermore, Grubb & Ellis Company had a board of directors that was completely independent of Griffin-American Healthcare REIT II, Inc., and while Messrs. Hanson and Streiff at one time served as officers of Grubb & Ellis Company (Mr. Hanson served as Executive Vice President, Investment Programs, from December 2007 to November 2011, and Mr. Streiff served as General Counsel, Executive Vice President and Secretary from October 2010 to June 2011), their positions did not provide them with the ability to make major decisions on behalf of Grubb & Ellis Company (the Company further notes that Mr. Prosky never served as an officer of Grubb & Ellis Company).

With respect to the Commission's comment regarding how the Company's sponsors became the co-sponsors of Griffin-American Healthcare REIT II, Inc., in November 2011, the independent directors of Griffin-American Healthcare REIT II, Inc. determined that it was in the best interests of that company

Ms. Jennifer Gowetski
Securities and Exchange Commission
June 6, 2013

and its stockholders to transition advisory and dealer manager services from Grubb & Ellis Company to the same co-sponsors as the Company. Mr. Hanson resigned from his position with Grubb & Ellis Company (as noted above, Mr. Streiff had not served as an officer of Grubb & Ellis Company since June 2011 and Mr. Prosky never served as an officer of Grubb & Ellis Company). Griffin-American Healthcare REIT II, Inc. terminated its agreements with Grubb & Ellis Company and executed new agreements with the co-sponsors of the Company. After a 60-day transition period required by the terminated agreements, the transition to the Company's co-sponsors was completed in January 2012, prior to Grubb & Ellis Company's bankruptcy filing in February 2012. To further ensure the separation from Grubb & Ellis Company, in September 2012, Griffin-American Healthcare REIT II, Inc. entered into a settlement agreement whereby it was released from all known and unknown claims that may have been held by its former sponsor.

As a result of this completed separation in January 2012 and the aforementioned lack of correlation between the board of directors and upper management of Grubb & Ellis Company and the management of the Company, it would not be appropriate to provide the prior performance information for Grubb & Ellis Healthcare REIT II, Inc. for the period prior to that company's transition to the Company's sponsors, as such information would not provide investors in the Company with any additional material information regarding the prior performance of the Company's co-sponsors. The Company further submits that the bankruptcy of Grubb & Ellis Company did not have any effect on any of the other programs sponsored by the Company's co-sponsors.

Comment No. 7: We note your response to comment 27 of our comment letter dated February 12, 2013. We continue to believe that you should revise this disclosure to highlight the adverse business developments, including quantifying any losses or decreases in distributions to investors, as applicable. Please revise to include this disclosure in a separate subsection.

Response: The “Prior Performance Summary” section of the Prospectus contained in the Amendment has been revised to include separate “Material Adverse Business Developments” and “Other Private Programs and Griffin Capital Investments — Material Adverse Business Developments — Other Private Programs and Griffin Capital Investments” subsections, which include a quantification of any losses or decreases in distributions experienced by the prior programs discussed in such sections of the Prospectus.

Other Private Programs and Griffin Capital Investments, page 115

Comment No. 8: Your response to prior comment 28 indicates that the commencement and closing dates are appropriately included in the prior performance tables attached as Exhibit A. Please clarify which properties are included in the ten “other privately-offered programs”. To the extent that any of the ten programs are not included in the prior performance tables, please tell us when each program commenced, closed and completed operations, as applicable.

Ms. Jennifer Gowetski
Securities and Exchange Commission
June 6, 2013

Response: The Company submits that of the ten “other privately-offered programs,” information regarding the following six is included in Table IV and Table V of the Prior Performance Tables attached as Exhibit A to the Prospectus contained in the Amendment: 1200 Ashwood, Hookston Square, Waterford, Ashwood Southfield, St. Paul and Hotel Palomar. With respect to the remaining four programs, information regarding when each program commenced, closed and completed operations is provided in the following table:

Program	Commenced	Closed	Status of Operations
Washington Pointe	July 7, 2006	July 7, 2006	Active
Westwood of Lisle	October 9, 2006	October 9, 2006	Active
Q Street	February 8, 2006	February 8, 2006	Active
The Atrium	June 30, 2005	June 30, 2005	Active

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: Jeffrey T. Hanson